Exhibit 99.3

WESTPORT INNOVATIONS INC.

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on March 18, 2016

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.	Fold

Proxies submitted must be received by 2:00 PM (Pacific Time) on March 16, 2016.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of Westport Innovations Inc. (“Westport”) hereby appoint: David R. Demers, Chief Executive Officer, or failing this person, Salman Manki, Chief Legal Officer and Corporate Secretary,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Westport to be held at Westport Innovations Inc., 1750 West 75th Avenue, Suite 101, Vancouver, BC, on March 18, 2016 at 2:00 PM (Pacific Time) and at any adjournment or postponement thereof (the “Meeting”).

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Merger
To approve, in connection with the merger (the “Merger”) involving Westport, a subsidiary of Westport, and Fuel Systems Solutions, Inc. (“Fuel Systems”), the issuance of common shares of Westport as consideration, as described in the information circular of Westport dated February 12, 2016 and accompanying this proxy (the “Circular”), or any subsequent materials.	☐	☐

	For	Against	Fold

2. Amendment to Westport’s Omnibus Incentive Plan
To approve, in connection with the Merger: (i) the assumption by Westport of all outstanding in-the-money Fuel Systems options, all outstanding restricted stock units of Fuel Systems and all outstanding shares of restricted stock of Fuel Systems; and (ii) the amendment of Westport’s Omnibus Incentive Plan to provide for an increase in the number of common shares reserved for issuance pursuant to awards thereunder, by such amount as is required to permit the assumption of the Fuel Systems awards, all as described in the Circular or any subsequent materials.	☐	☐

	For	Against

3. Name Change	☐	☐
To approve the amendment of the articles of incorporation of Westport to change its name to Westport Fuel Systems Inc.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD/MM/YY